Exhibit 99.2

FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On February 26, 2025, Suncor Energy Inc. (the "Corporation") filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation's annual information form dated February 26, 2025 under the Corporation's profile on SEDAR+ at www.sedarplus.ca.